Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(2)
(to Prospectus Supplement No. 1 dated February 5, 2010 and Prospectus December 28, 2009)	Registration Statement No. 333-163196

TOWER SEMICONDUCTOR LTD.

4,506,480 Ordinary Shares

Pursuant to this prospectus supplement, the accompanying Prospectus Supplement No. 1 and the accompanying base prospectus, we are offering 4,506,480 ordinary shares to YA Global Master SPV Ltd., or YA Global for a total consideration of $7,000,000, pursuant to an advance made to us by YA Global under our previously announced Standby Equity Purchase Agreement, or SEPA, dated August 11, 2009 and amendments dated August 27, 2009 and February 4, 2010, with YA Global. We expect to issue the shares to YA Global against payment therefor on or about March 18, 2010.

         In addition to our issuance of ordinary shares to YA Global pursuant to the SEPA, this prospectus supplement, the accompanying Prospectus Supplement No. 1 and the accompanying base prospectus also cover the resale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

        Our ordinary shares are quoted on the NASDAQ Global Market and the Tel-Aviv Stock Exchange under the symbol “TSEM.” On March 16, 2010, the last reported sales prices of our ordinary shares on the NASDAQ Global Market and the Tel-Aviv Stock Exchange were $1.60 per share and NIS 5.93 per share, respectively.

The shares are being issued as part of the commitment by YA Global to purchase from time to time, at our option, up to an aggregate of $25,000,000 of our ordinary shares pursuant to the SEPA.  After giving effect to the issuance of the shares and payment therefor as described in this prospectus supplement (excluding shares issued to YA Global to date in payment of commitment fees owed to YA Global), YA Global will have purchased an aggregate of 21,709,576 of our ordinary shares in consideration for advances in the aggregate amount of $24,950,815 under the SEPA, with a maximum of $49,185 available for future advances under the SEPA.

Investing in our securities involves a high degree of risk. See “Risk Factors” referred to and included beginning on page S-2 of the accompanying Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2010

THE OFFERING

Securities offered	4,506,480 ordinary shares of Tower Semiconductor Ltd.

Purchaser	YA Global Master SPV Ltd., pursuant to the Standby Equity Purchase Agreement dated August 11, 2009 and amended on August 27, 2009 and February 4, 2010.

Purchase price	$7,000,000.

Settlement date	On or about March 18, 2010.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” in the accompanying Prospectus Supplement No. 1.

Symbol for Ordinary Shares on Nasdaq Global Market and Tel-Aviv Stock Exchange	TSEM

Resale
This prospectus supplement, the accompanying Prospectus Supplement No. 1 and the accompanying base prospectus also cover the resale of shares by YA Global to the public. See “Plan of Distribution” in the accompanying Prospectus Supplement No. 1.

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